                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

(mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].



For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from ____________ to ____________

Commission file number  001-10109
                       --------------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       BECKMAN COULTER, INC. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BECKMAN COULTER, INC.
                           4300 North Harbor Boulevard
                           Fullerton, California 92835

DELOITTE &
    TOUCHE
----------

BECKMAN COULTER, INC.
SAVINGS PLAN

Financial Statements for the Years
Ended December 31, 1998 and 1997,
Supplemental Schedules, and
Independent Auditors' Report


-----------------
DELOITTE & TOUCHE
TOHMATSU
-----------------

BECKMAN COULTER, INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                             PAGE

INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS:

Statement of net assets available for benefits as of December 31, 1998                         3
Statement of net assets available for benefits as of December 31, 1997                         4
Statement of changes in net assets available for benefits
   for the year ended December 31, 1998                                                        5
Statement of changes in net assets available for benefits
   for the year ended December 31, 1997                                                        7
Notes to financial statements for the years ended
   December 31, 1998 and 1997                                                                  8

SUPPLEMENTAL SCHEDULES:

Line 27a - Schedule of assets held for investment purposes as of December 31, 1998            16
Line 27d - Schedule of reportable series of transactions for the year
   ended December 31, 1998                                                                    18
Line 27d - Schedule of reportable single transactions for the year ended
   December 31, 1998                                                                          19

All other supplemental schedules are omitted because of the absence of conditions under which they are required.

DELOITTE & TOUCHE
-----------------
                    DELOITTE & TOUCHE LLP              Telephone (714) 436-7100
                    Suite 1200                         Facsimile: (714) 436-7200
                    695 Towne Center Drive
                    Costa Mesa, California 92626-1924

INDEPENDENT AUDITORS' REPORT

To the Corporate Benefits Committee of
  Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying financial statements of Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is also presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. These schedules and supplemental information by fund are the responsibility of the Plan's management. Such schedules and supplemental information by fund


-----------------
DELOITTE & TOUCHE
TOHMATSU
-----------------
have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

June 4, 1999

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                            SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                                           ------------------------------------------------------------------------
                                                              BECKMAN                     BLUE CHIP
                                                              COULTER        INTEREST       GROWTH         INDEX      INTERNATIONAL
                                                            STOCK FUND     INCOME FUND       FUND           FUND        STOCK FUND
                                                           ------------   ------------   ------------   ------------   ------------
ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                             $ 49,487,438   $        -     $        -     $        -     $        -
  Mutual funds                                                                            225,296,077     58,063,725      9,760,586
  Participant loans receivable
  Other investments
Investment contracts, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                  72,736,157
  Synthetic group insurance contracts                                       94,654,078
  Bank investment contracts                                                 10,027,444
                                                           ------------   ------------   ------------   ------------   ------------

    Total investments                                        49,487,438    177,417,679    225,296,077     58,063,725      9,760,586

Cash and cash equivalents                                            13      8,917,292                             5
Contributions receivable                                         13,757        523,112        718,538         30,289         25,216
                                                           ------------   ------------   ------------   ------------   ------------

    Total assets                                             49,501,208    186,858,083    226,014,615     58,094,019      9,785,802

LIABILITIES
                                                           ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                          $ 49,501,208   $186,858,083   $226,014,615   $ 58,094,019   $  9,785,802
                                                           ============   ============   ============   ============   ============


                                                                         SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                                           ------------------------------------------------------------------------
                                                             MID-CAP       PERSONAL        PERSONAL       PERSONAL
                                                              GROWTH       STRATEGY        STRATEGY       STRATEGY      TRADELINK+
                                                               FUND      BALANCED FUND   GROWTH FUND    INCOME FUND        FUND
                                                           ------------  -------------   ------------   ------------   ------------
ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                             $        -     $        -     $        -     $        -     $        -
  Mutual funds                                               25,034,153     77,014,857      6,736,634      5,611,856
  Participant loans receivable
  Other investments                                                                                                         455,827
Investment contracts, at contract value (Notes 3 and 4):
  Group contracts with insurance companies
  Synthetic group insurance contracts
  Bank investment contracts
                                                           ------------   ------------   ------------   ------------   ------------

    Total investments                                        25,034,153     77,014,857      6,736,634      5,611,856        455,827

Cash and cash equivalents
Contributions receivable                                        185,662        204,601         68,285         32,756
                                                           ------------   ------------   ------------   ------------   ------------

    Total assets                                             25,219,815     77,219,458      6,804,919      5,644,612        455,827

LIABILITIES
                                                           ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                          $ 25,219,815   $ 77,219,458   $  6,804,919   $  5,644,612   $    455,827
                                                           ============   ============   ============   ============   ============


                                                           SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                                           ------------------------------------------

                                                            PARTICIPANT  PRIME RESERVE
                                                               LOANS          FUND           TOTAL
                                                           ------------  -------------   ------------
ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                             $        -     $        -     $ 49,487,438
  Mutual funds                                                                            407,517,888
  Participant loans receivable                               18,877,822                    18,877,822
  Other investments                                                                           455,827
Investment contracts, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                                 72,736,157
  Synthetic group insurance contracts                                                      94,654,078
  Bank investment contracts                                                                10,027,444
                                                           ------------   ------------   ------------

    Total investments                                        18,877,822                   653,756,654

Cash and cash equivalents                                                       45,935      8,963,245
Contributions receivable                                                                    1,802,216
                                                           ------------   ------------   ------------

    Total assets                                             18,877,822         45,935    664,522,115

LIABILITIES
                                                           ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                          $ 18,877,822   $     45,935   $664,522,115
                                                           ============   ============   ============


See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                           SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                                           -------------------------------------------------------------------------
                                                              BECKMAN       BALANCED        INTEREST       EQUITY         INDEX
                                                            STOCK FUND        FUND        INCOME FUND       FUND           FUND
                                                           ------------   ------------   ------------   ------------   ------------
ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                             $ 33,627,720   $        -     $        -     $        -     $        -
  Mutual funds                                                              36,390,285                    84,597,289     36,031,751
  Participant loans receivable
Investment contracts, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                                 25,546,866
  Synthetic group insurance contracts                                                      57,630,834
  Bank investment contracts                                                                10,027,444
                                                           ------------   ------------   ------------   ------------   ------------

    Total investments                                        33,627,720     36,390,285     93,205,144     84,597,289     36,031,751

Cash and cash equivalents                                        66,350                     1,636,529                         2,754
Contributions receivable                                          5,501          4,370         11,856         10,030         10,119
Other receivables                                                 3,691                        20,263
                                                           ------------   ------------   ------------   ------------   ------------

    Total assets                                             33,703,262     36,394,655     94,873,792     84,607,319     36,044,624

LIABILITIES -
  Amounts payable for investments                                                2,907                        48,643
                                                           ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                          $ 33,703,262   $ 36,391,748   $ 94,873,792   $ 84,558,676   $ 36,044,624
                                                           ============   ============   ============   ============   ============


                                                            SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                                           -------------------------------------------
                                                           INTERNATIONAL    PARTICIPANT   DISBURSEMENT
                                                             EQUITY FUND       LOANS          FUND           TOTAL
                                                           -------------   ------------   ------------   ------------
ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                              $        -     $        -     $        -     $ 33,627,720
  Mutual funds                                               8,687,994                                    165,707,319
  Participant loans receivable                                               5,098,884                      5,098,884
Investment contracts, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                                                 25,546,866
  Synthetic group insurance contracts                                                                      57,630,834
  Bank investment contracts                                                                                10,027,444
                                                            ------------   ------------   ------------   ------------

    Total investments                                          8,687,994      5,098,884                   297,639,067

Cash and cash equivalents                                                        45,896        134,674      1,886,203
Contributions receivable                                           3,319                                       45,195
Other receivables                                                 22,969                         1,267         48,190
                                                            ------------   ------------   ------------   ------------

    Total assets                                               8,714,282      5,144,780        135,941    299,618,655

LIABILITIES -
  Amounts payable for investments                                  2,832                                       54,382
                                                            ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $  8,711,450   $  5,144,780   $    135,941   $299,564,273
                                                            ============   ============   ============   ============


See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                             SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                             ----------------------------------------------------------------------------------
                                                 BECKMAN                                         BLUE CHIP
                                                 COULTER         INTEREST          EQUITY          GROWTH            INDEX
                                               STOCK FUND      INCOME FUND          FUND            FUND             FUND
                                             -------------    -------------    -------------    -------------    -------------
Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments                              $  12,318,439    $     167,276    $ (13,682,142)   $  48,995,992    $  10,925,188

    Interest                                        40,974        7,935,982                           234,648           35,622
    Dividends                                      527,014                           584,563        3,599,481        1,033,856
                                             -------------    -------------    -------------    -------------    -------------

      Total investment income                   12,886,427        8,103,258      (13,097,579)      52,830,121       11,994,666

  Contributions:
    Beckman Coulter, Inc.                        2,282,401        2,355,046          369,419          549,305          593,584
    Retirement Plus (Employer)                      22,910          457,566                         1,349,429           15,642
    Employees                                    1,931,575        3,977,901        4,279,734        3,012,907        4,173,650
                                             -------------    -------------    -------------    -------------    -------------

      Total contributions                        4,236,886        6,790,513        4,649,153        4,911,641        4,782,876

  Participant loan repayments                      299,174          849,173          553,220          826,832          472,113
  Transfers from Coulter Corp.                                   83,432,590                       107,948,023
                                             -------------    -------------    -------------    -------------    -------------

        Net additions                           17,422,487       99,175,534       (7,895,206)     166,516,617       17,249,655

Deductions from plan assets attributed to:
  Participant loan withdrawals                    (304,456)        (816,186)        (613,694)        (505,515)        (545,614)
  Distributions of benefits                     (2,179,479)      (9,700,435)      (4,573,076)      (2,749,475)      (3,441,958)
  Administrative expenses and other                 (1,584)          (2,751)                           (2,914)          (1,209)
                                             -------------    -------------    -------------    -------------    -------------

        Net deductions                          (2,485,519)     (10,519,372)      (5,186,770)      (3,257,904)      (3,988,781)
                                             -------------    -------------    -------------    -------------    -------------

Net increase (decrease) in net assets
  available for benefits prior to
  interfund transfers                           14,936,968       88,656,162      (13,081,976)     163,258,713       13,260,874

Net assets available for benefits,
  beginning of year                             33,703,262       94,873,792       84,558,676                        36,044,624

Net interfund transfers                            860,978        3,328,129      (71,476,700)      62,755,902        8,788,521
                                             -------------    -------------    -------------    -------------    -------------

Net assets available for benefits,
  end of year                                $  49,501,208    $ 186,858,083    $         -      $ 226,014,615    $  58,094,019
                                             =============    =============    =============    =============    =============


                                             SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                             -----------------------------------------------
                                             INTERNATIONAL                        MID-CAP
                                                 EQUITY       INTERNATIONAL       GROWTH
                                                  FUND          STOCK FUND         FUND
                                             -------------    -------------    -------------
Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments                              $  (1,212,707)   $     938,130    $   5,905,249

    Interest                                         2,832           10,830           41,372
    Dividends                                                       361,284          515,309
                                             -------------    -------------    -------------

      Total investment income                   (1,209,875)       1,310,244        6,461,930

  Contributions:
    Beckman Coulter, Inc.                          165,955           75,318          130,673
    Retirement Plus (Employer)                                       44,848          352,511
    Employees                                      921,465          367,262          572,958
                                             -------------    -------------    -------------

      Total contributions                        1,087,420          487,428        1,056,142

  Participant loan repayments                       86,351           49,719          142,213
  Transfers from Coulter Corp.                                    1,552,395       19,194,142
                                             -------------    -------------    -------------

        Net additions                              (36,104)       3,399,786       26,854,427

Deductions from plan assets attributed to:
  Participant loan withdrawals                     (93,456)         (26,897)         (46,282)
  Distributions of benefits                       (612,932)        (236,830)        (611,584)
  Administrative expenses and other                                    (338)            (908)
                                             -------------    -------------    -------------

        Net deductions                            (706,388)        (264,065)        (658,774)
                                             -------------    -------------    -------------

Net increase (decrease) in net assets
  available for benefits prior to
  interfund transfers                             (742,492)       3,135,721       26,195,653

Net assets available for benefits,
  beginning of year                              8,711,450

Net interfund transfers                         (7,968,958)       6,650,081         (975,838)
                                             -------------    -------------    -------------

Net assets available for benefits,
  end of year                                $         -      $   9,785,802    $  25,219,815
                                             =============    =============    =============


See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998 (Continued)
--------------------------------------------------------------------------------


                                             SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                             ---------------------------------------------------------------------------------
                                                                 PERSONAL         PERSONAL         PERSONAL
                                                BALANCED         STRATEGY         STRATEGY         STRATEGY        TRADELINK+
                                                  FUND        BALANCED FUND     GROWTH FUND      INCOME FUND          FUND
                                             -------------    -------------    -------------    -------------    -------------
Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments                              $    (283,618)   $   6,051,759    $     750,806    $     330,600    $      51,862

    Interest                                                         60,419           14,300            4,532
    Dividends                                    1,089,736        3,321,808          268,519          130,957
                                             -------------    -------------    -------------    -------------    -------------

      Total investment income                      806,118        9,433,986        1,033,625          466,089           51,862

  Contributions:
    Beckman Coulter, Inc.                          165,645          178,940           46,746           16,307
    Retirement Plus (Employer)                                      379,246          128,768           59,133
    Employees                                    1,925,744        1,162,380          216,905           92,128
                                             -------------    -------------    -------------    -------------    -------------

      Total contributions                        2,091,389        1,720,566          392,419          167,568

  Participant loan repayments                      232,450          245,854           41,751           16,546
  Transfers from Coulter Corp.                                   32,827,820        5,840,647        3,992,005
                                             -------------    -------------    -------------    -------------    -------------

        Net additions                            3,129,957       44,228,226        7,308,442        4,642,208           51,862

Deductions from plan assets attributed to:
  Participant loan withdrawals                    (290,120)        (164,330)          (5,119)          (8,149)
  Distributions of benefits                     (2,461,041)        (754,189)         (47,933)          (9,436)
  Administrative expenses and other                                    (847)             (29)             (53)
                                             -------------    -------------    -------------    -------------    -------------

        Net deductions                          (2,751,161)        (919,366)         (53,081)         (17,638)
                                             -------------    -------------    -------------    -------------    -------------

Net increase (decrease) in net assets
  available for benefits prior to
  interfund transfers                              378,796       43,308,860        7,255,361        4,624,570           51,862

Net assets available for benefits,
  beginning of year                             36,391,748

Net interfund transfers                        (36,770,544)      33,910,598         (450,442)       1,020,042          403,965
                                             -------------    -------------    -------------    -------------    -------------

Net assets available for benefits,
  end of year                                $         -      $  77,219,458    $   6,804,919    $   5,644,612    $     455,827
                                             =============    =============    =============    =============    =============


                                                SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                             -----------------------------------------------

                                              PARTICIPANT      DISBURSEMENT    PRIME RESERVE
                                                 LOANS            FUND              FUND           TOTAL
                                             -------------    -------------    -------------   -------------
Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments                              $    (152,041)   $         -      $         664   $  71,105,457

    Interest                                       343,923           22,791                        8,748,225
    Dividends                                                                            722      11,433,249
                                             -------------    -------------    -------------   -------------

      Total investment income                      191,882           22,791            1,386      91,286,931

  Contributions:
    Beckman Coulter, Inc.                                         2,248,369                        9,177,708
    Retirement Plus (Employer)                                                                     2,810,053
    Employees                                                                                     22,634,609
                                             -------------    -------------    -------------   -------------

      Total contributions                                         2,248,369                       34,622,370

  Participant loan repayments                   (3,815,396)
  Transfers from Coulter Corp.                  13,982,633                                       268,770,255
                                             -------------    -------------    -------------   -------------

        Net additions                           10,359,119        2,271,160            1,386     394,679,556

Deductions from plan assets attributed to:
  Participant loan withdrawals                   3,419,818
  Distributions of benefits                                      (2,332,713)                     (29,711,081)
  Administrative expenses and other                                                                  (10,633)
                                             -------------    -------------    -------------   -------------

        Net deductions                           3,419,818       (2,332,713)                     (29,721,714)
                                             -------------    -------------    -------------   -------------

Net increase (decrease) in net assets
  available for benefits prior to
  interfund transfers                           13,778,937          (61,553)           1,386     364,957,842

Net assets available for benefits,
  beginning of year                              5,144,780          135,941                      299,564,273

Net interfund transfers                            (45,895)         (74,388)          44,549
                                             -------------    -------------    -------------   -------------

Net assets available for benefits,
  end of year                                $  18,877,822    $         -      $      45,935   $ 664,522,115
                                             =============    =============    =============   =============


See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                             SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                             ----------------------------------------------------------------------------------
                                                 BECKMAN         BALANCED         INTEREST         EQUITY            INDEX
                                               STOCK FUND          FUND         INCOME FUND         FUND              FUND
                                             -------------    -------------    -------------    -------------    -------------

Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments                              $     982,068    $   2,879,199    $      77,054    $  13,161,298    $   6,922,555

    Interest                                         5,367           16,130        6,421,696           29,531           12,067
    Dividends                                      471,973        1,370,158                         1,324,591          499,966
                                             -------------    -------------    -------------    -------------    -------------

      Total investment income                    1,459,408        4,265,487        6,498,750       14,515,420        7,434,588

  Contributions:
    Beckman Instruments, Inc.                    1,723,070          214,673        1,940,121          391,284          359,952
    Employees                                    1,603,290        3,937,976        4,829,884        7,283,684        5,098,222
                                             -------------    -------------    -------------    -------------    -------------

      Total contributions                        3,326,360        4,152,649        6,770,005        7,674,968        5,458,174

  Participant loan repayments                      152,046          360,541          537,801          731,695          320,243
                                             -------------    -------------    -------------    -------------    -------------

        Net additions                            4,937,814        8,778,677       13,806,556       22,922,083       13,213,005

Deductions from plan assets attributed to:
  Participant loan withdrawals                    (204,856)        (387,201)        (573,948)        (783,243)        (305,119)
  Distributions of benefits                     (1,629,624)      (2,170,252)      (8,468,933)      (3,652,179)      (1,175,002)
  Administrative expenses and other                   (219)
                                             -------------    -------------    -------------    -------------    -------------

        Net deductions                          (1,834,699)      (2,557,453)      (9,042,881)      (4,435,422)      (1,480,121)
                                             -------------    -------------    -------------    -------------    -------------

Net increase (decrease) in net assets
  available for benefits prior to
  interfund transfers                            3,103,115        6,221,224        4,763,675       18,486,661       11,732,884

Net assets available for benefits,
  beginning of year                             29,808,833       32,260,491       97,073,847       64,832,988       19,630,220

Net interfund transfers                            791,314       (2,089,967)      (6,963,730)       1,239,027        4,681,520
                                             -------------    -------------    -------------    -------------    -------------

Net assets available for benefits,
  end of year                                $  33,703,262    $  36,391,748    $  94,873,792    $  84,558,676    $  36,044,624
                                             =============    =============    =============    =============    =============


                                             SUPPLEMENTAL INFORMATION BY FUND (NOTE 1)
                                             ----------------------------------------------------------------
                                             INTERNATIONAL     PARTICIPANT      DISBURSEMENT
                                              EQUITY FUND         LOANS             FUND            TOTAL
                                             -------------    -------------    -------------    -------------

Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments                              $      64,677   $          -      $      31,630    $  24,118,481

    Interest                                         1,802          388,827                         6,875,420
    Dividends                                      254,750                                          3,921,438
                                             -------------    -------------    -------------    -------------

      Total investment income                      321,229          388,827           31,630       34,915,339

  Contributions:
    Beckman Instruments, Inc.                      212,426                                          4,841,526
    Employees                                    2,522,963                                         25,276,019
                                             -------------    -------------    -------------    -------------

      Total contributions                        2,735,389                                         30,117,545

  Participant loan repayments                      140,126       (2,242,452)
                                             -------------    -------------    -------------    -------------

        Net additions                            3,196,744       (1,853,625)          31,630       65,032,884

Deductions from plan assets attributed to:
  Participant loan withdrawals                     (68,870)       2,323,237
  Distributions of benefits                       (310,364)        (102,012)      (1,147,162)     (18,655,528)
  Administrative expenses and other                                                                      (219)
                                             -------------    -------------    -------------    -------------

        Net deductions                            (379,234)       2,221,225       (1,147,162)     (18,655,747)
                                             -------------    -------------    -------------    -------------

Net increase (decrease) in net assets
  available for benefits prior to
  interfund transfers                            2,817,510          367,600       (1,115,532)      46,377,137

Net assets available for benefits,
  beginning of year                              4,553,363        4,754,356          273,038      253,187,136

Net interfund transfers                          1,340,577           22,824          978,435
                                             -------------    -------------    -------------    -------------

Net assets available for benefits,
  end of year                                $   8,711,450    $   5,144,780    $     135,941    $ 299,564,273
                                             =============    =============    =============    =============


See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      General - Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

      The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment within the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Corporate Benefits Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

      During October 1997, the Company acquired Coulter Corporation (Coulter) and formally changed its name to Beckman Coulter, Inc. during 1998. In connection with this acquisition, the name of the Beckman Stock Fund was changed to the Beckman Coulter Stock Fund during April 1998.

      On September 1, 1998, the Beckman Instruments Inc. Savings and Investment Plan was merged with the Coulter defined contribution plan. The Plan was amended and restated in its entirety as of that date, and assets under the Beckman Plan were transferred from Mellon Trust to T. Rowe Price. Under the restated Plan, the name of the Plan was changed to the Beckman Coulter, Inc. Savings Plan. The new plan was modified to include additional investment options, higher matching contributions related to the Beckman Coulter Stock Fund, and immediate vesting on the Company's contributions.

      In the September 1, 1998 transfer, Beckman net assets available for benefits of $301,905,269 were transferred from Mellon Trust to T. Rowe Price. Additionally, on September 1, 1998, net assets available for benefits of $268,770,255 in the Coulter Corp. Savings Plan were transferred to the Beckman Coulter, Inc. Savings Plan.

      Contributions - Participants may elect to contribute up to 15% of their eligible pay and up to 80% of their bonus in the form of pretax and/or after-tax withholdings. Each participant's pretax contributions in the calendar year may not exceed $10,000 and $9,500 in 1998 and 1997, respectively.

      Company-matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures are applied to reduce the Company's contributions.

      In addition, employees of Coulter become a participant in Retirement Plus on the first day following completion of 12 months of service. Each quarter, the Company makes contributions to participants' Retirement Plus account. These contributions consist of a basic contribution which ranges from 3% to

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


      9% of eligible pay for the quarter, and an excess contribution which ranges from zero to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant's age.

      Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company matching contributions, and earnings on all contributions.

      Investment Options - Participants have a choice of nine core investment funds for their contributions. Company contributions may be directed to any of the nine core investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

      Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

      The following description of each investment fund has been extracted from information contained in the respective fund's prospectus:

            Beckman Coulter Stock Fund - Funds are invested in Beckman Coulter, Inc. common stock.

            Interest Income Fund - Funds are invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks. The fund is managed by Dwight Asset Management.

            Equity Fund - Funds were invested in a portfolio of common stocks to meet the objectives of long-term growth of capital and income. The fund was managed by The Vanguard Group, under the name Windsor Fund. Investments in the fund at September 1, 1998, were liquidated, and the cash was used to purchase shares in the Blue Chip Growth Fund.

            Blue Chip Growth Fund - Funds are invested in large and medium-sized companies that the fund manager believes are well established and have the potential for above-average growth. The fund is managed by
            T. Rowe Price.

            Index Fund - Funds are invested in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The fund is managed by the Vanguard Group, under the name Vanguard Institutional Index Trust.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


            International Equity Fund - Funds were invested in stocks and other equity-based forms of investment in companies operating principally outside the United States. The fund was managed by Templeton Franklin Investment Services under the name Templeton Funds Inc. Foreign Fund. Investments in the fund at September 1, 1998, were liquidated and the cash was used to purchase shares in the International Stock Fund.

            International Stock Fund - Funds are invested in stocks and other equity-based forms of investments in companies operating principally outside the United States. The fund is managed by T. Rowe Price.

            Mid-Cap Growth Fund - Fund seeks long-term growth. It invests in the common stocks of medium-sized companies. The fund is managed by T. Rowe Price.

            Balanced Fund - Funds were invested primarily in stocks, bonds, and cash. The stock portfolio consists of large, intermediate, and small companies. The bond portfolio consisted of U.S. Treasury, U.S. Agency, and corporate issued. The fund was managed by Brinson Partners, Inc., under the name of U.S. Balanced Fund. Investments in the fund at September 1, 1998, were liquidated, and the cash was used to purchase shares in the Personal Strategy Balanced Fund.

            Personal Strategy Balanced Fund - Fund seeks long-term capital appreciation and income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

            Personal Strategy Growth Fund - Fund seeks long-term capital appreciation and, secondarily, income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

            Personal Strategy Income Fund - Fund seeks to provide income and, secondarily, long-term capital appreciation by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

            Tradelink+ Fund - In addition to the investment funds listed above, employees may also transfer funds to Tradelink+. Tradelink+ offers discount brokerage services that participants can invest in individual stocks, bonds, mutual funds, and other securities. Participants may transfer a minimum of $2,500 to a maximum of 25% of overall Plan balance, less any outstanding loan amounts. Transfers to the fund can be performed at any time, but may not be made from funds which have come from Company matching contributions. Funds may be transferred out of the fund to any of the other nine funds at any time.

            The Disbursement Fund, which was managed by Mellon Trust, was used as a temporary placement account for in-transit funds which had not yet been accounted for in the core funds. The Prime Reserve Fund was established in 1998 by the new trustee, T. Rowe Price, and functions in a similar manner to that of the Disbursement Fund.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within five years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participants' account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (8.75% at December 31, 1998, for new loans).

      Participant Accounts - Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contribution, and
      (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

      Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

      Participants' interests in the Company's contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

      Benefits Payable - At December 31, 1998 and 1997, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $249,720 and $1,964,147, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 1998 and 1997.

      Continuation of the Plan - The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

      Risks and Uncertainties - The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investment Valuation - Investments are stated at fair value except for guaranteed investment contracts which are stated at contract value (Note
      3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

      Administrative Expenses - Principally all of the Plan's administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $581,000 and $438,000 for the years ended December 31, 1998 and 1997, respectively.

      Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents - The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

      Reclassifications - Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 financial statement presentation.

3.    VALUATION OF INVESTMENT CONTRACTS

      The Plan's investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $177,417,679 and $93,205,144 at December 31, 1998 and 1997, respectively. The Plan's investment contracts earn interest at rates ranging from 5.36% to 8.99% at December 31, 1998 and 6.25% to 8.00% at December 31, 1997.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


4.    ASSETS HELD FOR INVESTMENT

      Information regarding assets held for investment as of December 31, 1998 and 1997, is as follows:


                                              1998                                     1997
                                --------------------------------        --------------------------------
                                                    FAIR/CONTRACT                           FAIR/CONTRACT
                                    COST               VALUE                 COST               VALUE

Common stock -
  Beckman Coulter, Inc.         $ 50,424,255        $ 49,487,438        $ 33,194,649        $ 33,627,720

Mutual funds:
Blue Chip Growth Fund            208,734,410         225,296,077          75,638,657          84,597,289
Vanguard Institutional
  Index Fund                      47,014,171          58,063,725          28,636,846          36,031,751
International Stock Fund           9,051,857           9,760,586           9,099,430           8,687,994
Mid-Cap Growth Fund               24,944,535          25,034,153
Personal Strategy -
  Balanced Fund                   74,183,987          77,014,857          35,962,276          36,390,285
Personal Strategy -
  Growth Fund                      6,734,299           6,736,634
Personal Strategy -
  Income Fund                      5,607,647           5,611,856
                                ------------        ------------        ------------        ------------

  Total mutual funds             376,270,906         407,517,888         149,337,209         165,707,319

Other investments:
Tradelink+ Fund                      455,827             455,827

Participant loans
  receivable                      18,877,822          18,877,822           5,098,884           5,098,884

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


                                               1998                                  1997
                                  ------------------------------        ------------------------------
                                                    FAIR/CONTRACT                         FAIR/CONTRACT
                                      COST              VALUE               COST              VALUE

Interest Income Fund:
Group insurance
  contracts:
  Aetna - GIC 14363               $13,807,654        $13,807,654        $     --           $     --
  GE Life & Annuity - GS           10,144,583         10,144,583
  Hartford - GA 9523C               7,811,960          7,811,960
  John Hancock
    GAC 7543                                                              9,608,397          9,608,397
    GIC 8818                        5,547,791          5,547,791          5,210,172          5,210,172
  Metropolitan
    Life Plan - 13014                                                    10,728,297         10,728,297
  New York Life -
    GA 30050                       13,473,312         13,473,312
  Prudential - 8089-211            21,950,857         21,950,857
                                  -----------        -----------        -----------        -----------

                                   72,736,157         72,736,157         25,546,866         25,546,866

Synthetic Group
  Insurance Contracts:
  Citibank Contract #1                                                    9,487,302          9,487,302
  Credit Suisse Financial                                                 5,729,809          5,729,809
  Credit Suisse 77441-01
    GIC                            15,338,583         15,338,583          9,947,876          9,947,876
  Monumental -
    BDA 00039TR                     8,354,864          8,354,864
  People's Security Life:
    GIC - BDA00039TR-5                                                    3,783,533          3,783,533
    FGIC Policy 92010300,
    Contract 2983                                                         4,967,595          4,967,595
    Contract
      #BDA00039TR-4                                                       2,374,710          2,374,710
  State Street Synthetic -
    Contract 97077                 30,636,507         30,636,507          5,669,087          5,669,087
  Transamerica:
    Contract #7660                                                        8,030,155          8,030,155
    Contract #76850                35,235,916         35,235,916
  UBS Agreement -
    Contract 2077                   5,088,208          5,088,208          7,640,767          7,640,767
                                  -----------        -----------        -----------        -----------
                                   94,654,078         94,654,078         57,630,834         57,630,834

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------


                                           1998                                    1997
                             ---------------------------------       ---------------------------------
                                                 FAIR/CONTRACT                           FAIR/CONTRACT
                                 COST               VALUE                COST               VALUE

Bank investment
  contracts:
  Lehman GIC
    #101121895G              $ 10,027,444        $ 10,027,444        $ 10,027,444        $ 10,027,444
                             ------------        ------------        ------------        ------------

Total interest income
  fund                        177,417,679         177,417,679          93,205,144          93,205,144
                             ------------        ------------        ------------        ------------

Total assets held for
  investments                $623,446,489        $653,756,654        $280,835,886        $297,639,067
                             ============        ============        ============        ============


      The Plan investments which exceed 5% of net assets available for benefits as of December 31, 1998 and 1997, are as follows:


DESCRIPTION OF INVESTMENT                           1998                1997
Common stock of Plan sponsor                    $ 49,487,438        $ 33,627,720
Mutual funds                                     407,517,888         165,707,319
Group contracts with insurance companies          72,736,157          25,546,866
Synthetic GICs                                    94,654,078          57,630,834


5.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable Internal Revenue Service determination letter dated October 1, 1990. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

BECKMAN COULTER, INC. SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                            SHARES                               CURRENT
DESCRIPTION OF INVESTMENT                                  OR UNITS            COST               VALUE

COMMON STOCK -
  Beckman Coulter, Inc.                                     912,211        $ 50,424,255        $ 49,487,438

BLUE CHIP GROWTH FUND
  T. Rowe Price Blue Chip Growth Fund                     7,362,617         208,734,410         225,296,077

INDEX FUND
  Vanguard Institutional Index Fund                         514,521          47,014,171          58,063,725

INTERNATIONAL STOCK FUND
  T. Rowe Price International Stock Fund                    651,140           9,051,857           9,760,586

MID-CAP GROWTH FUND
  T. Rowe Price Mid-Cap Growth Fund                         734,570          24,944,535          25,034,153

PERSONAL STRATEGY - BALANCED FUND
  T. Rowe Price Personal Strategy Balanced Fund           4,843,702          74,183,987          77,014,857

PERSONAL STRATEGY - GROWTH FUND
  T. Rowe Price Personal Strategy Growth Fund               368,122           6,734,299           6,736,634

PERSONAL STRATEGY - INCOME FUND
  T. Rowe Price Personal Strategy Income Fund               422,898           5,607,647           5,611,856

OTHER INVESTMENTS
  Tradelink + Fund                                          455,827             455,827             455,827

BECKMAN COULTER, INC. SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998 (CONTINUED)
--------------------------------------------------------------------------------


                                                                   INTEREST   MATURITY                                 CURRENT
DESCRIPTION OF INVESTMENT                                            RATE       DATE                COST                VALUE

INTEREST INCOME FUND -
  Group insurance contracts:
    Aetna - GIC 14363                                               6.500%    11/17/00          $ 13,807,654        $ 13,807,654
    GE Life & Annuity - GS 3175                                     5.550%    7/1/01               3,381,528           3,381,528
                                                                    5.550%    7/1/02               1,690,763           1,690,763
                                                                    5.550%    7/1/03               5,072,292           5,072,292
    Hartford - GA 9523C                                             6.400%    9/30/99              7,811,960           7,811,960
    John Hancock - GIC 8818                                         6.480%    6/15/00              5,547,791           5,547,791
    New York Life - GA 30050                                        8.990%    9/30/99             13,473,312          13,473,312
    Prudential - 8089-211                                           6.380%    9/30/99             21,950,857          21,950,857
                                                                                                ------------        ------------

      Total group insurance contracts                                                             72,736,157          72,736,157

Synthetic group insurance contracts:
  Credit Suisse 77441-01 GIC                                        7.320%    Evergreen           15,338,583          15,338,583
  Monumental - BDA 00039TR                                          5.358%    Buy & Hold           8,354,864           8,354,864
  State Street Synthetic - Contract 97077                           6.420%    Evergreen           30,636,507          30,636,507
  Transamerica Life #76850                                          5.790%    Evergreen           35,235,916          35,235,916
  UBS Agreement - Contract 2077                                     6.500%    Evergreen            5,088,208           5,088,208
                                                                                                ------------        ------------

    Total synthetic group insurance contracts                                                     94,654,078          94,654,078

Bank investment contracts -
  Lehman GIC #101121895G                                            6.305%    12/17/01            10,027,444          10,027,444
                                                                                                ------------        ------------

    Total bank investment contracts                                                               10,027,444          10,027,444

Participant loans receivable (interest
  ranging from 8.25% to 9.25%)                                                                    18,877,822          18,877,822
                                                                                                ------------        ------------

    Total investments                                                                           $623,446,489        $653,756,654
                                                                                                ============        ============

BECKMAN COULTER, INC. SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


   NO. OF          IDENTITY OF                                       PURCHASE                            COST OF         NET GAIN
TRANSACTIONS     PARTY INVOLVED         DESCRIPTION OF ASSET           PRICE        SELLING PRICE         ASSET           (LOSS)

     266      Beckman Coulter, Inc.   Common Stock Fund           $ 12,457,649      $         -       $ 12,457,649     $       -
     196      Beckman Coulter, Inc.   Common Stock Fund                                 8,646,135        5,560,649       3,085,486
     66       Brinson                 Balanced Fund                  3,948,292                           3,948,292
     100      Brinson                 Balanced Fund                                    40,052,052       39,907,662         144,390
     74       Templeton               International Equity Fund      4,760,020
     83       Templeton               International Equity Fund                        12,258,275       13,883,507      (1,625,232)
     57       Vanguard                Equity Fund                    5,147,994
     104      Vanguard                Equity Fund                                      76,063,140       80,786,652      (4,723,512)
     192      Vanguard                Index Fund                    19,731,571
     90       Vanguard                Index Fund                                        8,691,753        6,988,467       1,703,286
     211      Mellon Bank N.A.        TBC Inc. Pooled Employee      44,057,059
     193      Mellon Bank N.A.        TBC Inc. Pooled Employee                         45,894,308       45,894,308
     19       State Street            Synthetic GIC                 31,021,427
     17       State Street            Synthetic GIC                                     6,053,535        6,053,535
     20       Transamerica            Synthetic GIC                 38,020,140
     15       Transamerica            Synthetic GIC                                    10,783,684       10,783,684

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27d - SCHEDULE OF REPORTABLE SINGLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                                        CURRENT
                                                                                                        VALUE OF
                IDENTITY OF       DESCRIPTION                                                          ASSET OF
   NO. OF          PARTY              OF                 PURCHASE         SELLING       COST OF       TRANSACTION
TRANSACTIONS     INVOLVED            ASSET                 PRICE           PRICE         ASSET            DATE            NET LOSS
       1       Brinson           Balanced Fund          $       -      $ 35,235,261   $ 35,299,025    $ 35,235,261      $   (63,764)
       1       Vanguard          Equity Fund                             66,353,560     72,358,087      66,353,560       (6,004,527)
       1       T. Rowe Price     Personal Strategy -     35,235,261                     35,235,261      35,235,261
                                   Balanced Fund
       1       T. Rowe Price     Blue Chip               66,353,560                     66,353,560      66,353,560

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                  BECKMAN COULTER, INC.
                                  SAVINGS PLAN

                                  By: Beckman Coulter, Inc.
                                      Benefits Committee

Date: September 13, 1999          By:  /s/ FIDENCIO M. MARES
                                       Fidencio M. Mares
                                  Its: Committee Chairman
                                       Vice President - Human Resources

                                INDEX TO EXHIBITS

Exhibit
Number         Description
-------        -----------

 23.1          Consent of Deloitte & Touche LLP